Mail Stop 6010

	May 17, 2006


CT Corporation System
Agent for service for
ASAT Holdings Limited
111 Eighth Avenue
New York, New York 10011

      Re:	ASAT Holdings Limited
	Amendment No. 2 to Registration Statement on Form F-1
      Filed May 5, 2006
	File No. 333-131331

To Whom It May Concern:

      We have limited our review of your filing to those issues we have addressed in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Exhibits

1. Given (i) the second sentence under the heading "Assumptions" in
Exhibit 5.1 and (ii) the final paragraph in Exhibit 5.2, please file updated opinions on the date you plan to go effective on the registration statement.


      Please contact Donald C. Hunt at (202) 551-3647 or me at
(202)
551-3800 with any questions.

Sincerely,



Peggy Fisher
Assistant Director


cc (via fax):  	John A. Fore, Esq. - Wilson Sonsini Goodrich &
Rosati
	Kathleen D. Rothman, Esq. -- Wilson Sonsini Goodrich & Rosati ASAT Holdings Limited
May 17, 2006
Page 1